March 4, 2021

Peter J. Shea

Peter.Shea@klgates.com

T +1 212 536 3988
F +1 212 536 3901

VIA EDGAR

Lauren Hamilton U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-8030

Re: ASYMmetric ETFs Trust, File Nos. 811-23622; 333-250955
Registration Statement on Form N-1A

Dear Ms. Hamilton:

The following are responses by and on behalf of ASYMmetric ETFs Trust (“Registrant”) to the comments received from you on March 3, 2021, regarding the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Pre-Effective Amendment”) for the ASYMshares® ASYMmetric 500 ETF (the “Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on February 12, 2021. Specifically, on March 3, 2021, the Registrant received additional accounting review comments with respect to the correspondence I submitted on behalf of the Registrant on March 3, 2021 (the “Initial Correspondence”). Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in the Pre-Effective Amendment.

1.	The staff notes your response to Accounting Review Comment No. 6 in the Initial Correspondence. Please further describe how the Fund will evaluate whether or not it has a liability for services that are rendered on its behalf?

RESPONSE: The Fund Accountant determines the fees, expenses and liabilities (“expenses”) of the Fund and determines how such expenses will be paid on behalf of, or by, the Fund. First, the Fund Accountant will cause the Fund to pay when incurred all Fund expenses that are not assumed by the Adviser under the terms of the unitary fee arrangement of the Investment Advisory Agreement (“IAA”). Expenses of the Fund assumed by the Adviser under the IAA are then monthly offset by the Fund Accountant against the monthly management fee amount payable to the Adviser. To the extent that Fund expenses assumed by the Adviser under the IAA are in excess of the monthly management fee payable to the Adviser, the Fund Accountant will cause the Fund to pay such expense amounts and then seek reimbursement from the Adviser. The Adviser is then obligated to reimburse the Fund promptly for any such expenses paid directly by the Fund.

2.	The Staff notes your response to Accounting Review Comment No. 7 in the Initial Correspondence. Please explain the settlement terms under IAA of the unitary fee, and provide such settlement terms in the Notes to Financial Statements going forward.

RESPONSE: Under the IAA, the Fund pays the management fee to the Adviser at the end of each calendar month calculated at 0.95% per annum (based on a 365 day year) of the average daily net assets of the Fund during the month. The Registrant undertakes to include the requested disclosure in the Notes to Financial Statements going forward.

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       If you have any questions regarding the matters discussed above, please do not hesitate to call me directly at 212-536-3988, or, in my absence, Nicholas Ersoy at 202-778-9135.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc:	Darren Schuringa
Scott Clark
Aaron Berson
Alyssa Sherman
Nicholas Ersoy

K&L Gates LLP

599 Lexington Avenue New York NY 10022-6030

T +1 212 536 3900 F +1 212 536 3901 klgates.com